Filed Pursuant to Rule 433
Registration Statement No. 333-262557

Market-Linked One Look Notes

Market-Linked One Look Notes Linked to the VanEck® Gold Miners ETF
Issuer	The Toronto-Dominion Bank (“TD”)
Principal Amount	$10.00 per unit
Term	Approximately 12 months
Market Measure	The VanEck® Gold Miners ETF (Bloomberg symbol: "GDX")
Payout Profile at Maturity	• If the Market Measure is flat or increases, a return equal to the Step Up Payment • 1-to-1 downside exposure to decreases in the Market Measure, with up to 100.00% of your principal at risk
Step Up Payment	[$2.40 to $3.00] per unit, a [24.00% to 30.00%] return over the principal amount, to be determined on the pricing date
Threshold Value	100.00% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes, are willing to take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/947263/000114036123033126/brhc20055218_fwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•
Payments on the notes are subject to the credit risk of TD, and actual or perceived changes in the creditworthiness of TD are expected to affect the value of the notes. If TD becomes unable to meet its financial obligations as they become due, you may lose some or all of your investment.

•
Your investment return is limited to the return represented by the Step Up Payment and may be less than a comparable investment directly in the Market Measure or the securities  held by the Market Measure.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•
The initial estimated value of your notes is not a prediction of the prices at which you may sell your notes in the secondary market, if any exists, and such secondary market prices, if any, will likely be less than the public offering price of your notes, may be less than the initial estimated value of your notes and could result in a substantial loss to you.

•
You will have no rights of a holder of the Market Measure or the securities held by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets.
•	All of the securities held by the Market Measure are concentrated in the gold and silver mining industry.
•	A limited number of securities may affect the Market Measure, and the Market Measure is not necessarily representative of the gold and silver mining industry.
•	The performance of the Market Measure may be influenced by gold and silver prices.
•	There is no direct correlation between the value of the notes or the price of the Market Measure, on the one hand, and gold and silver prices on the other hand.
•	The notes will be subject to small-capitalization or mid-capitalization companies risk.
•
NYSE Arca, Inc., the sponsor and compiler of the Market Measure, retains significant control and discretionary decision-making over the Market Measure, which may have an adverse effect on the return of the notes.

The final terms of the notes will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflects the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-40.00%	$6.00	-40.00%
-30.00%	$7.00	-30.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
0.00%(1)	$12.70(2)	27.00%
5.00%	$12.70	27.00%
10.00%	$12.70	27.00%
20.00%	$12.70	27.00%
27.00%	$12.70	27.00%
30.00%	$12.70	27.00%
40.00%	$12.70	27.00%
50.00%	$12.70	27.00%
60.00%	$12.70	27.00%

(1) This hypothetical percentage change corresponds to the Threshold Value.
(2) This amount represents the sum of the principal amount and the Step Up Payment of $2.70.

TD has filed a registration statement (including a product supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that TD has filed with the SEC, for more complete information about TD and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, TD, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.